==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                          -----------------------

                              SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                          -----------------------

                            TRIMAS CORPORATION
                      (Exact name of Subject Company)

                              MASCOTECH, INC.
                        MASCOTECH ACQUISITION, INC.
                                 (Bidders)

                          -----------------------

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                          -----------------------

                                 896215100
                   (CUSIP Number of Class of Securities)

                          -----------------------

                           David B. Liner, Esq.
                              MascoTech, Inc.
                            21001 Van Born Road
                          Taylor, Michigan 48180
                              (313) 274-7405

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                          -----------------------

                              With Copies to:

    David W. Ferguson, Esq.                        Jerome M. Schwartz, Esq.
     Davis Polk & Wardwell          Dickinson, Wright, Moon, Van Dusen & Freeman
      450 Lexington Avenue                   500 Woodward Avenue, Suite 4000
    New York, New York 10017                      Detroit, Michigan 48226
         (212) 450-4000                               (313) 223-3628



                            CALCULATION OF FILING FEE
================================================================================
       Transaction Valuation*                     Amount of Filing Fee**
         $912,927,132                                  $182,585
================================================================================
*    Calculated by multiplying $34.50, the per share tender offer price, by 26,461,656, the sum of the number of shares of Common Stock sought in the Offer and the 327,647 shares of Common Stock subject to options that will be vested and exercisable as of January 16,
     1998.
     **   Calculated as 1/50 of 1% of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________           Filing Party: __________________
Form or Registration No.: ___________           Date Filed: ____________________
--------------------------------------------------------------------------------




     This Tender Offer Statement on Schedule 14D-1 filed by MascoTech, Inc. ("Parent"), a Delaware corporation and MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), relates to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of TriMas Corporation, a Delaware corporation, at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1.   Security and Subject Company

     (a) The name of the subject company is TriMas Corporation (the "Company"), a Delaware corporation, which has its principal executive offices at 315 East Eisenhower Parkway, Ann Arbor, Michigan 48108.

     (b) The exact title of the class of equity securities being sought is shares of Common Stock, $.01 par value per share, of the Company. As of December 15, 1997, there were 41,325,118 Shares issued and outstanding and approximately 2,500 holders of record. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "The Tender Offer--Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

Item 2.  Identity and Background

     (a)-(d) and (g) This Statement is filed by Parent and Purchaser. The information set forth under "Introduction", "The Tender Offer--Certain Information Concerning Parent and Purchaser", "The Tender Offer--Certain Information Concerning Masco Corporation" and Schedules I, II and III of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, either Masco Corporation or any of the persons listed in Schedules I, II and III of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company

     (a) The information set forth under "Special Factors--Background of the Offer", "Special Factors--The Merger Agreement", "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain Information Concerning Parent and Purchaser" and "The Tender Offer--Certain Information Concerning Masco Corporation" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "Special Factors--Plans for the Company After the Offer and the Merger", "Special Factors--The Merger Agreement", "The Tender Offer--Certain Information Concerning the Company" and "The Tender Offer-- Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration

     (a)-(c) The information set forth under "The Tender Offer--Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder

     (a)-(e) The information set forth under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "Special Factors--Plans for the Company After the Offer and the Merger", "Special Factors--The Merger Agreement", "The Tender Offer--Certain Information Concerning the Company", "The Tender Offer--Financing of the Offer and the Merger" and "The Tender Offer--Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under "Special Factors--Plans for the Company After the Offer and the Merger and "The Tender Offer--Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company

     The information set forth under "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain Information Concerning the Company", "The Tender Offer--Certain Information Concerning Parent and Purchaser", "The Tender Offer--Certain Information Concerning Masco Corporation" and Schedules I, II and III of the Offer to Purchase is incorporated herein by reference.

     Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

     The information set forth under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "Special Factors--Plans for the Company After the Offer and the Merger", "Special Factors--The Merger Agreement", "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain Information Concerning the Company", "The Tender Offer--Certain Information Concerning Parent and Purchaser", and "The Tender Offer--Certain Information Concerning Masco Corporation" of the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to Be Compensated

     The information set forth under "Introduction", "Special Factors--Opinion of Financial Advisor to the Special Committee", "Special Factors--Opinion of Financial Advisor to Parent" and "The Tender Offer--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders

     Parent's Consolidated Financial Statements and related Notes thereto included in Parent's Form 10-K for the fiscal year ended December 31, 1996 and the information set forth under "The Tender Offer--Certain Information Concerning Parent and Purchaser" are incorporated herein by reference.

Item 10.  Additional Information

     (a)  Not applicable.

     (b) and (c) The information set forth under "The Tender Offer--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "The Tender Offer--Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "The Tender Offer--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and Letter of Transmittal and the Agreement and Plan of Merger, dated as of December 10, 1997, as amended by Amendment No. 1 dated as of December 15, 1997, among the Company, Parent and Purchaser, copies of which are attached hereto as Exhibits (a)(1),
(a)(2) and (c)(3), is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

(a)(1)     Offer to Purchase dated December 17, 1997.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4) Letter from Salomon Smith Barney to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement as published in The Wall Street Journal on December 17, 1997.

(a)(8) Text of Press Release issued by Parent and the Company on December 11, 1997.

(a)(9)     Text of Press Release issued by Parent on December 17, 1997.

(b)(1) Commitment Letter (including the related term sheet), dated December 10, 1997, from The First
           National Bank of Chicago, Bank of America NT and NationsBank N.A.

(c)(1) Registration Agreement, dated as of December 27, 1988, among the Company, Masco Corporation and Parent (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992). Amendment dated as of April 21, 1992 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996). Amendment dated as of January 5, 1993 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992). Amendment dated as of May 26, 1994 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994). Amendment dated as of May 15, 1996 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

(c)(2) Stock Repurchase Agreement, dated as of December 27, 1988, among Masco Corporation, Parent and the Company (incorporated by reference to Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).

(c)(3) Agreement and Plan of Merger, dated as of December 10, 1997, as amended by Amendment No. 1 dated as of December 15, 1997, among the Company, Parent and Purchaser (included as Annex A to the Offer to Purchase, Exhibit (a)(1) to this Schedule 14D-1).

(c)(4)     Form of President's Agreement.

(c)(5)     Form of Executive Agreement.

(c)(6)     Form of Management Agreement.

(c)(7) Corporate Services Agreement, dated as of December 27, 1988, between Masco Corporation and the Company (incorporated by reference to Exhibit 10(b) to the Company's Annual Report on Form 10- K for the year ended December 31, 1992).

(c)(8) Corporate Opportunities Agreement, dated as of December 27, 1988, among Masco Corporation, Parent and the Company (incorporated by reference to Exhibit 10(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).

(c)(9) Assumption and Indemnification Agreement, dated as of December 27, 1988, between Parent and the Company (incorporated by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).

(c)(10) Confidentiality Agreement, dated December 2, 1997, between the Company and Parent.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

(g)(1) Complaint filed in Sapsowitz v. Manoogian et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed December 11, 1997).

(g)(2) Complaint filed in Blue v. TriMas Corporation et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed December 11, 1997).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 17, 1997                MASCOTECH, INC.


                                 By:     /s/ David B. Liner
                                    --------------------------------------------
                                    Name:   David B. Liner
                                    Title:  Vice President and Corporate Counsel


                                 MASCOTECH ACQUISITION, INC.


                                 By:     /s/ David B. Liner
                                    --------------------------------------------
                                    Name:   David B. Liner
                                    Title:  Secretary



                               EXHIBIT INDEX


   Exhibit No.
   -----------


      (a)(1)        Offer to Purchase dated December 17, 1997.

      (a)(2)        Letter of Transmittal.

      (a)(3)        Notice of Guaranteed Delivery.

      (a)(4) Letter from Salomon Smith Barney to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(7) Summary Advertisement as published in The Wall Street Journal on December 17, 1997.

      (a)(8) Text of Press Release issued by Parent and the Company on December 11, 1997.

      (a)(9)        Text of Press Release issued by Parent on December 17, 1997.

      (b)(1) Commitment Letter (including the related term sheet), dated December 10, 1997, from The First National Bank of Chicago, Bank of America NT and NationsBank N.A.

      (c)(4)        Form of President's Agreement.

      (c)(5)        Form of Executive Agreement.

      (c)(6)        Form of Management Agreement.

      (c)(10) Confidentiality Agreement, dated December 2, 1997, between the Company and Parent.

      (g)(1) Complaint filed in Sapsowitz v. Manoogian et al. (Court of Chancery in the State of Delaware in and for New Castle County, filed December 11, 1997).

      (g)(2) Complaint filed in Blue v. TriMas Corporation et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed December 11, 1997).